UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

TELE NORTE LESTE PARTICIPAÇÕES S.A. Publicly held CNPJ/MF No. 02.558.134/0001-58 NIRE No. 33300262539	TELEMAR NORTE LESTE S.A. Publicly held CNPJ/MF No. 33.000.118/0001-79 NIRE No. 33300152580

Communication to the Market

Tele Norte Leste Participações S.A. (“TNLP”) and its subsidiary Telemar Norte Leste S.A. (“Telemar”) hereby disclose that on May 28, 2008 they sent to the Investor Relations Officer of Brasil Telecom S.A. (“BRT”) the letter transcribed below:

“Brasil Telecom S.A.

Attn. Investor Relations Officer

Paulo Narcélio Simões Amaral

With copy to the Brazilian Securities and Exchange Commission - CVM

Attn. Elizabeth Lopez Rios Machado

Dear Sirs,

Tele Norte Leste Participações S.A. (“TNLP”) and its subsidiary TELEMAR NORTE LESTE S.A., a publicly-held company headquartered at Rua General Polidoro 99, Botafogo, City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Entities Corporate Taxpayers’ Registry (“CNPJ/MF”) under No. 33.000.118/0001-79, (hereinafter referred to as “Telemar”), pursuant to article 12 of CVM Instruction No. 358, hereby disclose the acquisition to-date by Telemar, through COPART 2 PARTICIPAÇÕES S.A., a company that is headquartered at Rua Humberto de Campos, 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with CNPJ/MF under No. 09.165.087/0001-21 (“COPART 2”), and that is indirectly controlled by Telemar, of 35.374.000 (thirty five million, three hundred and seventy four thousand), or 11.36%, of preferred shares (BRTO4) issued by Brasil Telecom S.A. (“BRT”), a publicly-held company, enrolled with the CNPJ/MF under No. 76.535.764/0001-70 (“the Shares”), following the acquisition of additional 18,885,700 (eighteen million, eight hundred and eighty five thousand and seven hundred) BRTO4 shares.

According to the Material Fact disclosed on May 8, 2008, TNLP and Telemar intend to purchase up to 58,956,565 (fifty eight million, nine hundred and fifty six thousand, five hundred and sixty five) preferred shares BRTO4 from BRT, which represent up to one-third of the outstanding preferred shares of BRT.

Therefore, TNLP and Telemar reiterate their intention to, subject to market conditions, acquire through their indirect subsidiaries preferred shares of BRT in the open market or by means of tender offers up to their acquisition of the aforementioned number of shares.

In addition, according to the Material Fact disclosed on May 8, 2008, TNLP and Telemar also hereby disclose that the number of preferred shares they, directly or indirectly, purchase in the open market will be subtracted from the number of preferred shares that will be the object of the tender offers referred to in such Material Fact, so that TNLP and Telemar will acquire only up to one-third of the outstanding preferred shares of BRT.

TNLP and Telemar disclose that they do not directly or indirectly hold: debentures convertible into shares, shares, warrants, subscription rights of shares and call options of any type or class of shares of BRT, except for those acquisitions as disclosed in previous communications.

In addition, TNLP and Telemar disclose that they did not enter into any agreements or contracts regulating voting rights or the trading of securities issued by BRT.

Sincerely,

Tele Norte Leste Participações S.A.
Telemar Norte Leste S.A.

By proxy:	José Luís Magalhães Salazar
Investor Relations Officer”

Rio de Janeiro, May 29, 2008

José Luís Magalhães Salazar

Investor Relations Officer

Tele Norte Leste Participações S.A

Telemar Norte Leste S.A.

This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Brasil Telecom S.A. (“BRTO”). The proposed tender offer for portions of the preferred shares of BRTO described in this communication has not commenced.

Any offer to purchase or the solicitation of an offer to sell any preferred shares of BRTO, including the preferred shares underlying the American Depositary Receipts of BRTO, will be made only pursuant to an offer to purchase and related materials that Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A. intend to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of the offer. We urge shareholders who are eligible to participate in the tender offer to carefully read the offer to purchase and related materials relating to the tender offer when it becomes available and prior to making any decisions with respect to the tender offer as these documents will contain important information about the tender offer.

Following the filing with the Commission of the offer to purchase and related materials relating to the tender offer for the preferred shares of BRTO, shareholders of BRTO will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from Telemar.

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Tele Norte Leste Participações S.A. and Telemar Norte Leste S.A., are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer